TruBridge, Inc.
Insider Trading Policy

(Last amended on February 8, 2023)

I.    Purpose

This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of TruBridge, Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit (a) trading in the securities of the Company while in the possession of “material nonpublic information” concerning the Company, and (b) tipping or disclosing material nonpublic information to outsiders.
II.    Scope
A.This Policy covers all of the directors, officers and employees of the Company and any subsidiary of the Company (collectively referred to as “Covered Persons”), and any outsiders whom the Company may designate as Covered Persons because they may have access to any of the Company’s material nonpublic information. This Policy applies to trades made directly by Covered Persons as well as trades made indirectly by Covered Persons through other persons or entities.

B.     This Policy applies to any and all transactions in the Company’s securities (collectively referred to as “Company Securities”), including the Company’s common stock, options to purchase common stock and any other type of securities that the Company may issue, such as preferred stock, convertible debentures, warrants and exchange-traded options or other derivative securities.
C.This Policy will be delivered to the Company’s current directors, officers, employees and designated outsiders, and to all new directors, officers, employees and designated outsiders at the start of their employment or relationship with the Company. Upon first receiving a copy of the Policy or any revised versions, each Covered Person must certify, pursuant to the Receipt and Acknowledgment attached hereto, that he or she has received a copy of the Policy and agrees to comply with the Policy’s terms. Section 16 Individuals and Key Employees, as defined below, may be required to certify compliance with the Policy on an annual basis.

III.    Section 16 Individuals and Key Employees
A.Section 16 Individuals.
We have designated those persons listed on Exhibit A attached hereto (“Section 16 Individuals”) as the directors and officers who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the underlying rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Section 16 Individuals must obtain prior approval of all trades in Company Securities from the Compliance Officer in accordance with the procedures set forth in Section VI.C below. The Compliance Officer is authorized to and shall amend

Exhibit A from time to time as necessary to reflect the addition, resignation or departure of Section 16 Individuals.
B.     Key Employees
We have designated those persons listed on Exhibit A attached hereto (“Key Employees”) as the employees who, because of their position with the Company and their access to material nonpublic information, must obtain the prior approval of all trades in Company Securities from the Compliance Officer in accordance with the procedures set forth in Section VI.C below. The Compliance Officer is authorized to and shall amend Exhibit A from time to time as necessary to reflect the addition, resignation or departure of Key Employees.
IV.    Insider Trading Compliance Officer

A.     We have designated CPSI’s Chief Financial Officer to serve as our Insider Trading Compliance Officer (the “Compliance Officer”). The duties of the Compliance Officer include, but are not limited to, the following:
1.     Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures;
2.     Responding to all inquiries relating to this Policy and its procedures;
3.    Designating and announcing special trading blackout periods during which Covered Persons may not trade in Company Securities;
4.     Pre-clearing all trades in Company Securities by Section 16 Individuals and Key Employees in accordance with the procedures set forth in Section VI.C below;
5.    Approving any Rule 10b5-1 Plans in accordance with the procedures set forth in Section VI.F below;
6.    Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons who the Compliance Officer determines have, or may have, access to material nonpublic information concerning the Company;
7.     Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations, including without limitation the Exchange Act and the rules and regulations promulgated thereunder, and the Securities Act of 1933 (the “Securities Act”); and assisting in the preparation and filing of all required SEC reports relating to insider trading in Company Securities;
8.     Revising this Policy as necessary to reflect changes in federal or state insider trading laws and regulations;
9.     Maintaining records of originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading; and
10.     Maintaining the accuracy of the list of Section 16 Individuals and Key Employees as attached on Exhibit A, and updating them periodically as necessary to reflect additions to or deletions from each category of individuals.

B.     The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.
V.    Definition of “Material Nonpublic Information”
A.     “Material” Information
Information about the Company is considered “material” if it would be expected to affect the investment or voting decisions of a reasonable stockholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information which could reasonably be expected to affect the price of the Company Securities. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, the following types of information ordinarily would be considered material:
•Financial performance, especially quarterly and year-end earnings information, and significant changes in financial performance or liquidity;
•Developments with respect to previously announced earnings guidance;
•Future projections and strategic plans;
•Potential mergers and acquisitions or the sale of the Company’s assets or subsidiaries;
•Significant cybersecurity incidents;
•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof;
•Major discoveries or significant changes or developments in products or product lines, research or technologies;
•Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns;
•Significant product pricing changes;
•Stock splits, public or private securities/debt offerings, or changes in the Company’s dividend policies or amounts;
•Major changes in accounting methods or policies;
•Significant changes in senior management;
•Significant related party transactions;
•A change in auditors or notification that the auditor’s report may no longer be relied upon;
•Impending bankruptcy or the existence of severe liquidity problems;
•Significant labor disputes or negotiations; and
•Actual or threatened major litigation, or the resolution of such litigation.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development is determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.
B.     “Nonpublic” Information
Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated via a press release through a major newswire service or via public disclosure documents filed with the SEC that are available on the SEC’s website. For the purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.
C.     Consult the Compliance Officer for Guidance
Any Covered Persons who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in Company Securities.
VI.    Statement of Policy and Procedures
A.     Prohibited Activities
1.No Covered Person may trade in Company Securities at any time while possessing material nonpublic information concerning the Company.
2.     No Covered Person may trade in Company Securities during the blackout periods described in Section VI.B below, or during any special trading blackout periods designated by the Compliance Officer.
3.No Section 16 Individual or Key Employee listed on Exhibit A attached hereto may trade in Company Securities unless the trade(s) have been approved by the Compliance Officer in accordance with the procedures set forth in Section VI.C below. To the extent possible, Section 16 Individuals and Key Employees should retain all records and documents that support their reasons for making each approved trade.
4.     The Compliance Officer may not trade in Company Securities unless the trade(s) have been approved by the Company’s Chief Executive Officer in accordance with the procedures set forth in Section VI.C below.
5.No Covered Person may “tip” or disclose material nonpublic information about the Company to any outside person (including family members, analysts, individual investors and other members of the investment community and the news media), unless required as part of that Covered Person’s regular duties for the Company and only as authorized by the Compliance Officer. In any instance in which such information is disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Compliance Officer.
6.No Covered Person may give trading advice of any kind about the Company to anyone while possessing material nonpublic information about the Company, except that Covered Persons should advise others not to trade if doing so might violate the law or this Policy. The Company strongly discourages all Covered Persons from giving trading advice concerning the Company to third parties even when the Covered Persons do not possess material nonpublic information about the Company.
7.Covered Persons are prohibited from engaging in the following transactions involving Company Securities: (i) short sales, (ii) trading on margin or pledging, and (iii) hedging or monetization transactions, including options trading (buying or selling puts or calls or other derivative securities).
8.No Covered Person may (a) trade in the securities of any other public company while possessing material nonpublic information concerning that company, (b) “tip” or disclose material nonpublic information concerning any other public company to anyone, or (c) give trading advice of any kind to anyone concerning any other public company while possessing material nonpublic information about that company.
B.     Trading Blackout Periods
1.Quarterly Trading Blackout Periods for Covered Persons. Covered Persons may not trade in Company Securities during the periods beginning at the close of trading on the fifteenth (15th) day of the last month of each fiscal quarter (March 15, June 15, September 15 and December 15) and continuing through the close of trading on the second full trading day following the day of the public release of the Company’s quarterly or year-end earnings information. For example, if earnings information were released on a Tuesday, the blackout period would continue through the close of trading on Thursday.
2.Event-Specific Trading Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company Securities. The existence of an event-specific trading restriction period will not be announced to the Company as a whole, and should not be communicated to any other person.
3.No Trading While in the Possession of Material Nonpublic Information. No Covered Persons possessing material nonpublic information concerning us may trade in our securities. Persons possessing such information may trade only after the close of trading on the second full trading day following our widespread public release of the information.
C.     Procedures for Approving Trades by Section 16 Individuals and Key Employees

1.Section 16 Individual/Key Employee Trades. The persons designated by the Compliance Officer as Section 16 Individuals and Key Employees may not trade in (or otherwise make any transfer, gift or loan of) Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A written request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed transaction, and must include the following:
(a)     the amount and nature of the proposed trade(s);
(b)    a certification to the Compliance Officer that (i) he or she is not in possession of material nonpublic information concerning the Company and (ii) the proposed trade(s) do not violate the trading restrictions of Section 16 of the Exchange Act or Rule 144 of the Securities Act; and
(c)    an indication of whether he or she has effected any non-exempt “opposite-way” transactions within the past six (6) months and whether he or she is prepared to report the proposed transaction on an appropriate Form 4 or Form 5.
2.    Pre-Cleared Trades. Pre-cleared trades must be effected within five (5) business days of receipt of pre-clearance unless an exception is granted by the Compliance Officer. Transactions not effected within this time limit will be subject to pre-clearance again. After effecting a pre-cleared trade, the Section 16 Individual or Key Employee must notify the Compliance Officer of the completion of the transaction.
3.    No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by Section 16 Individuals or Key Employees. The Compliance Officer may reject any trading requests in his or her sole reasonable discretion.
D.     Transactions by Family Members and Others
This Policy applies to a Covered Person’s family members who reside with the Covered Person (including a spouse, child, child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in the Covered Person’s household, and any family members who do not live in the household but whose transactions in Company Securities are directed by the Covered Person or are subject to the Covered Person’s influence or control, such as parents or children who consult with the Covered Person before they trade in Company Securities (collectively referred to as “Family Members”). The Covered Person is responsible for the transactions of Family Members and therefore should make them aware of the need to confer with the Covered Person before they trade in Company Securities, and the Covered Person should treat all such transactions as if the transactions were for the Covered Person’s account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to the Covered Person or the Family Members.
E.    Employee Benefit Plans
1.Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by Covered Persons to employee benefit plans which are used to purchase Company Securities pursuant to the Covered

Persons’ advance instructions. However, no Covered Person may alter his or her instructions regarding the purchase or sale of Company Securities in the plan without first complying with the procedures and restrictions of this Policy.
2.     Stock Option Exercises. The trading prohibitions and restrictions of this Policy apply to all sales of Company Securities acquired through the exercise of stock options granted by the Company (e.g., shares sold pursuant to a broker-assisted cashless exercise), but not to the acquisition of Company Securities upon the exercise of a stock option or to the exercise of a tax withholding right pursuant to which the employee elects to have the Company withhold shares subject to an option to satisfy tax withholding requirements.
3.    Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the employee elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any sale of restricted stock.
F.     Rule 10b5-1 Plans
The SEC’s Rule 10b5-1 provides a “safe harbor” from insider trading liability under Rule 10b-5 for purchases or sales of securities effected pursuant to a predetermined written contract or plan adopted in accordance with the requirements of the Rule. In order to be eligible to rely on this defense, a Covered Person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). In general, a Rule 10b5-1 Plan must be entered into at a time when the Covered Person entering into the plan is not aware of any material nonpublic information and the Covered Person must at all times act in good faith with respect to the Rule 10b5-1 Plan. Once the Rule 10b5-1 Plan is adopted, the Covered Person must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of the transactions in advance or delegate discretion on these matters to an independent third party. No purchases or sales may be completed under the Rule 10b5-1 Plan prior to the date which is (i) if the Covered Person is a director or officer of the Company, the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in a Form 10-Q or 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted, not to exceed 120 days, or (ii) if the Covered Person is not a director or officer of the Company, 30 days after the adoption of the Rule 10b5-1 Plan. Any Covered Person seeking to implement a Rule 10b5-1 Plan must first submit the Rule 10b5-1 Plan to the Compliance Officer for approval.
G.     Priority of Statutory or Regulatory Trading Restrictions
The trading prohibitions and restrictions set forth in this Policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, e.g., short-swing trading by Section 16 Individuals or restrictions on the sale of securities subject to Rule 144 under the Securities Act of 1933. Any Covered Person who is uncertain whether other prohibitions or restrictions apply should ask the Compliance Officer.

VII.    Consequences of Violations
A.     Civil and Criminal Penalties
The purchase or sale of Company Securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who trade in Company Securities, is prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the Covered Persons who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by Company personnel.
B.     Company Discipline
Violation of this Policy or federal or state insider trading or tipping laws by any director, officer or employee, or their family members, may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company up to and including termination for cause.
C.     Reporting of Violations
Any Covered Person who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Covered Person, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer, in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information and/or whether the Company should report the violation to the SEC or other appropriate governmental authority. Nothing in this Policy prohibits or limits any person’s ability to communicate with any government agencies (including the SEC, and any other federal, state or local government regulatory or law enforcement agencies). Persons have the right to participate in and fully cooperate with any investigation or proceeding that may be conducted by any government agency, including providing documents or other information, without notice to or approval from the Compliance Officer or the Company. You are also permitted under all circumstances to file a charge or complaint with or recover an award from the government agencies, and to provide confidential information to government agencies without risk of being held liable by the Company for any penalty.
VIII.    Inquiries
Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.

Exhibit A

[Maintained separately]

A-1

RECEIPT AND ACKNOWLEDGEMENT

I hereby acknowledge that I have received and read a copy of the Company’s Insider Trading Policy (the “Policy”) and agree to comply with its terms. I understand that a violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the Policy may subject me to discipline by the Company up to and including termination for cause.

        Print name:

        Signature:

        Date: